                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 11)*

                           HOMESTAKE MINING COMPANY
                               (NAME OF ISSUER)


                         COMMON STOCK, $1.00 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)


                                   43761400
                                (CUSIP NUMBER)

               WILLIAM S. STERNS, III, ESQ.; ALSTON & BIRD LLP
           90 PARK AVENUE, NEW YORK, NY 10016, TEL. (212) 210-9400
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                     RECEIVE NOTICES AND COMMUNICATIONS)

                               NOVEMBER 6, 2001
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


-----------------------------------------------------------------------------------------------
CUSIP NO.43761400
-----------------------------------------------------------------------------------------------
      1 NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        August von Finck
-----------------------------------------------------------------------------------------------
      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [ ]
                                                                                      (b)  X
-----------------------------------------------------------------------------------------------
      3 SEC USE ONLY

-----------------------------------------------------------------------------------------------

      4 SOURCE OF FUNDS*

        PF

-----------------------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
        or 2(e)                                                                          [ ]

-----------------------------------------------------------------------------------------------
      6 CITIZENSHIP OR PLACE OF ORGANIZATION

        German
-----------------------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            9,000,000
                     --------------------------------------------------------------------------
       SHARES        8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
                     --------------------------------------------------------------------------
        EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
       PERSON             9,000,000
                     --------------------------------------------------------------------------
        WITH         10   SHARED DISPOSITIVE POWER

                          0
-----------------------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,000,000

-----------------------------------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                                [ ]

-----------------------------------------------------------------------------------------------
     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.4%*
        *Based upon 263,380,225 shares of Common Stock outstanding as of October 30,
        2001, as reported in the Issuer's Form 10-Q/A for the quarterly period ended June 30, 2001.
-----------------------------------------------------------------------------------------------
     14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
-----------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
CUSIP NO. 43761400
----------------------------------------------------------------------------------------------
      1 NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        August-Francois von Finck
----------------------------------------------------------------------------------------------
      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [ ]
                                                                                      (b)  X
----------------------------------------------------------------------------------------------
      3 SEC USE ONLY

----------------------------------------------------------------------------------------------
      4 SOURCE OF FUNDS*

        PF

----------------------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
        or 2(e)                                                                           [ ]

----------------------------------------------------------------------------------------------
      6 CITIZENSHIP OR PLACE OF ORGANIZATION

        German
----------------------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            9,000,000
                     -------------------------------------------------------------------------
       SHARES        8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
                     -------------------------------------------------------------------------
        EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
       PERSON             9,000,000
                     -------------------------------------------------------------------------
        WITH         10   SHARED DISPOSITIVE POWER

                          0
----------------------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,000,000
----------------------------------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                                [ ]

----------------------------------------------------------------------------------------------
     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.4%*
        *Based upon 263,380,225 shares of Common Stock outstanding as of October 30,
        2001, as reported in the Issuer's Form 10-Q/A for the quarterly period ended June 30, 2001.
----------------------------------------------------------------------------------------------
     14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
----------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------
CUSIP NO.43761400
------------------------------------------------------------------------------------------------
      1 NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Maria-Theresia von Finck


-----------------------------------------------------------------------------------------------
      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [ ]
                                                                                      (b)  X
-----------------------------------------------------------------------------------------------
      3 SEC USE ONLY

-----------------------------------------------------------------------------------------------
      4 SOURCE OF FUNDS*

        PF
-----------------------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
        or 2(e)                                                                          [ ]
-----------------------------------------------------------------------------------------------
      6 CITIZENSHIP OR PLACE OF ORGANIZATION

        German
-----------------------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            3,000,000
                     -------------------------------------------------------------------------
       SHARES        8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
                     -------------------------------------------------------------------------
        EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
       PERSON             3,000,000
                     -------------------------------------------------------------------------
        WITH         10   SHARED DISPOSITIVE POWER

                          0
-----------------------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,000,000
--------------------------------------- -------------------- -----------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                               [ ]
-----------------------------------------------------------------------------------------------
     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.1%*
        *Based upon 263,380,225 shares of Common Stock outstanding as of October
        30, 2001, as reported in the Issuer's Form 10-Q/A for the quarterly period ended June 30, 2001.
-----------------------------------------------------------------------------------------------
     14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
-----------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------
CUSIP NO. 43761400
-----------------------------------------------------------------------------------------------
      1 NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Luitpold-Ferdinand von Finck
-----------------------------------------------------------------------------------------------
      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [ ]
                                                                                      (b)  X
-----------------------------------------------------------------------------------------------
      3 SEC USE ONLY

-----------------------------------------------------------------------------------------------
      4 SOURCE OF FUNDS*

        PF
-----------------------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
        or 2(e)                                                                           [ ]
-----------------------------------------------------------------------------------------------
      6 CITIZENSHIP OR PLACE OF ORGANIZATION

        German

-----------------------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            11,257,900
                     -------------------------------------------------------------------------
       SHARES        8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
                     -------------------------------------------------------------------------
        EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
       PERSON             11,257,900
                     -------------------------------------------------------------------------
        WITH         10   SHARED DISPOSITIVE POWER

                          0
----------------------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,257,900
-----------------------------------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                                [ ]
-----------------------------------------------------------------------------------------------
     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.3%*
        *Based upon 263,380,225 shares of Common Stock outstanding as of October
        30, 2001, as reported in the Issuer's Form 10-Q/A for the quarterly period ended June 30, 2001.
-----------------------------------------------------------------------------------------------
     14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
-----------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

                               AMENDMENT NO. 11

         This Amendment No. 11 to Schedule 13D relating to the common stock, par value $1.00 per share (the "Common Stock"), of Homestake Mining Company (the "Issuer") is being filed on behalf of August von Finck pursuant to
Section 13(d)(2) of the Act to amend the Schedule 13D originally filed on March 9, 1998, amended on April 23, 1998, May 20, 1998, May 27, 1998, July 15,
1998, August 4, 1998, August 13, 1998, September 25, 1998, December 8, 1998,
April 26, 1999, and June 27, 2001, and on behalf of August-Francois von Finck, Luitpold-Ferdinand von Finck and Maria-Theresia von Finck to amend the
Schedule 13D filed on December 8, 1998, and amended on April 26, 1999, and June 27, 2001. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth on the original
Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The acquisitions of shares of Common Stock described in Item 5 were funded through personal funds.

Item 4.  PURPOSE OF TRANSACTION.

        Item 4 is hereby amended by appending the following to the end of the
Item 4 disclosure:

        On September 17, 2001, the Reporting Persons entered into a Registration Rights Agreement with Barrick and delivered to Barrick and the Issuer an executed affiliate agreement dated September 11, 2001. See Item 6 for a description of the registration rights provided by Barrick.

        August von Finck and August-Francois von Finck entered into a Sales Contract dated November 6, 2001, providing for the sale of 6,000,000 shares of Common Stock by August von Finck to August-Francois von Finck. August von Finck and Luitpold-Ferdinand von Finck entered into a Sales Contract dated November 6, 2001, providing for the sale of 6,000,000 shares of Common Stock by August von Finck to Luitpold-Ferdinand von Finck. See Item 5 and Item 6 for a description of the sales and of the Sales Contracts.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated in its entirety to read as follows:

        On November 6, 2001, August von Finck sold 6,000,000 shares of Common Stock to August-Francois von Finck in a negotiated transaction in Munich, Germany, at a per-share purchase price of US$8.28 (payable in German marks), subject to an increase to the extent that the value of the Barrick common shares received by August-Francois von Finck in exchange for the 6,000,000 shares of Common Stock pursuant to the pending Merger is greater than such purchase price. On November 6, 2001, August von Finck sold 6,000,000 shares of Common Stock to Luitpold-Ferdinand von Finck in a negotiated transaction in Munich, Germany, on the same terms as the sale arrangement between August von Finck and August-Francois von Finck. Both sales were effected pursuant to the Sales Contracts described in Item 6.

        As of November 13, 2001, the Reporting Persons had an interest in the shares of Common Stock of the Issuer as follows:

Mr. August von Finck
No. of shares of Common Stock:                    9,000,000
Voting Power:                                     Sole
Disposition Power:                                Sole
Aggregate Percentage Beneficially Owned:          3.4%*

Mr. August-Francois von Finck
No. of shares of Common Stock:                    9,000,000
Voting Power:                                     Sole
Disposition Power:                                Sole
Aggregate Percentage Beneficially Owned:          3.4%*

Ms. Maria-Theresia von Finck
No. of shares of Common Stock:                    3,000,000
Voting Power:                                     Sole
Disposition Power:                                Sole
Aggregate Percentage Beneficially Owned:          1.1%*

Mr. Luitpold-Ferdinand von Finck
No. of shares of Common Stock:                    11,257,900
Voting Power:                                     Sole
Disposition Power:                                Sole
Aggregate Percentage Beneficially Owned:          4.3%*

*Based upon 263,380,225 shares of Common Stock outstanding as of October 30, 2001, as reported in Issuer's Form 10-Q/A for the quarterly period ended June 30, 2001.

        Each Reporting Person has the sole right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such Reporting Person's shares of Common Stock.

        Nothing in this Schedule 13D shall be construed as either an admission that Mr. August von Finck is the beneficial owner of more than the 9,000,000 shares of Common Stock owned by him, that Mr. August-Francois von Finck is the beneficial owner of more than the 9,000,000 shares of Common Stock owned by him, that Mr. Luitpold-Ferdinand von Finck is the owner of more than the 11,257,900 shares of Common Stock owned by him or that Ms. Maria-Theresia von Finck is the beneficial owner of more than the 3,000,000 shares of Common Stock owned by her, or an admission that the Reporting Persons are members of a "group" within the meaning of Section 13(d) of the Act.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         The second paragraph in Item 6 is hereby deleted and replaced with the following paragraph:

         August-Francois von Finck, Luitpold-Ferdinand von Finck and Maria-Theresia von Finck are the adult children of August von Finck. Nothing in this Schedule 13D shall be construed an admission that August von Finck is the beneficial owner of more than the 9,000,000 shares of Common Stock owned by him, that August-Francois von Finck is the beneficial owner of more than the 9,000,000 shares of Common Stock owned by him, that Luitpold-Ferdinand von Finck is the beneficial owner of more than the 11,257,900 shares of Common Stock owned by him or that Maria-Theresia von Finck is the beneficial owner of more than the 3,000,000 shares of Common Stock owned by her, or that the Reporting Persons are members of a "group" within the meaning of Section 13(d) of the Act.

         Item 6 is hereby further amended by appending the following to the end of the Item 6 disclosure:

        On September 17, 2001, the Reporting Persons delivered an executed Affiliate Agreement dated September 11, 2001, to Barrick and the Issuer. On September 17, 2001, the Reporting Persons and Barrick entered into a Registration Rights Agreement providing for the registration rights described above.

        August von Finck and August-Francois von Finck entered into a Sales Contract dated November 6, 2001, providing for the sale of 6,000,000 shares of Common Stock by August von Finck to August-Francois von Finck for a per-share price of US$8.28, payable in German marks (an aggregate purchase price of DM$107,209,440). The Sales Contract provides that if the per-share value of the Barrick common shares received by August-Francois von Finck in exchange for the 6,000,000 shares of Common Stock pursuant to the pending Merger is greater than such US$8.28 per-share purchase price, then the per-share purchase price is increased to such value. The Sales Contract provides that the value of a Barrick common share received in the Merger will be the per-share closing price for Barrick common shares reported by the New York Stock Exchange as of the trading date immediately prior to the closing of the Merger. August von Finck and Luitpold-Ferdinand von Finck entered into a Sales Contract dated November 6, 2001, on the same terms as the Sales Contract between August von Finck and August-Francois von Finck. Copies of the Sales Contracts are included as exhibits to this Schedule 13D, which are incorporated herein by reference. References to and descriptions of the Sales Contracts are qualified in their entirety by reference to such exhibits.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

        Item 7 is hereby amended by deleting the reference to and description of Exhibit E and by appending the following to the end of the disclosure in
Item 7:

        Exhibit E -- Form of Affiliate Agreement entered into by the Reporting Persons.

        Exhibit F -- Sales Contract dated November 6, 2001 between August von Finck and August-Francois von Finck.

        Exhibit G -- Sales Contract dated November 6, 2001 between August von Finck and Luitpold-Ferdinand von Finck.

                          [signatures on next page]

                                  SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in the Statement is true, correct and complete.

DATED: November 13, 2001



                                       August von Finck

                                       By: /s/ Ernst Knut Stahl
                                          ----------------------------------
                                          Ernst Knut Stahl, attorney in fact

                                       By: /s/ Rainer Nocon
                                          ------------------------------
                                          Rainer Nocon, attorney in fact


                                       August-Francois von Finck

                                       By: /s/ Ernst Knut Stahl
                                          ----------------------------------
                                          Ernst Knut Stahl, attorney in fact

                                       By: /s/ Rainer Nocon
                                          ------------------------------
                                          Rainer Nocon, attorney in fact


                                       Luitpold-Ferdinand von Finck

                                       By: /s/ Ernst Knut Stahl
                                          ----------------------------------
                                          Ernst Knut Stahl, attorney in fact

                                       By: /s/ Rainer Nocon
                                          ------------------------------
                                          Rainer Nocon, attorney in fact

                                       Maria-Theresia von Finck

                                       By: /s/ Ernst Knut Stahl
                                          ----------------------------------
                                          Ernst Knut Stahl, attorney in fact

                                       By: /s/ Rainer Nocon
                                          ------------------------------
                                          Rainer Nocon, attorney in fact